KILLER WAVES HAWI’I, INC.
PO Box 731
Lawai, HI 96765

VIA EDGAR

January 17, 2017

Susan Block
Attorney-Advisor
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Kill Waves Hawaii, Inc.
Post-Effective Amendment to Form S-1
Filed December 21, 2016
File No. 333-207765

Dear Ms. Block:

This letter is in response to your comment letter dated January 13, 2017, with regard to the Post- Effective Amendment to Form S-1 filing of Killer Waves Hawaii, Inc., a Nevada corporation (“Killer Waves” or the "Company") filed on December 21, 2016.  Responses to each comment have been keyed to your comment letter.

Prospectus Cover Page

1.
We note your that the shares of your common stock appear to be quoted on the OTC Pink.  We further note your disclosure on the cover page that the selling shareholders may sell their shares at prevailing market prices or in privately negotiated transactions after the shares are quoted on the OTCMarkets, and on page 8 and elsewhere that they may sell shares at a price of $0.02 or at prevailing market prices or privately negotiated prices.  Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K.  We further note that at page 8 you indicted that you plan to attempt to have your shares quoted on OTCQB following this offering.  As such, please review throughout to clarify that the selling shareholders will sell at a price of $0.02 per share until your shares are quoted on the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.

Response:

The Company understands that the OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K.

As requested, the disclosure has been updated to clarify that the sellers will sell at a price of $0.02 per share until shares of our common stock are quoted on the OTCQB marketplace and thereafter at prevailing market prices or privately negotiated prices.

Executive Compensation, page 31

2.	Please updated your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to Item 402 of Regulation S-K.

Response:

The executive compensation disclosure has been updated to include information from our mostly recently completed fiscal year.

Please contact me with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically (admin@killerwaveshawaii.com).
Thank you in advance for your courtesies.

Sincerely,

/s/ Gordon Lett
Gordon Lett
President